# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EP Private Capital Fund I, CIK 0002076022
CUSIP: 000000000
Title of class of securities: Shares of beneficial interest
Address of issuer's principal executive offices: 600 Steamboat Road, Suite 202, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 07/25/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002075645

## Reporting persons
- Northrop Grumman Pension Master Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Massachusetts (MA); sole voting power 500,000; shared voting power 0; sole dispositive power 500,000; shared dispositive power 0; aggregate amount beneficially owned 500,000 (100% of the class)
  Comment: The Reporting Person is and will remain the sole holder of equity interests in EP Private Capital Fund I (the "Issuer"). Pursuant to a subscription agreement entered into between the Reporting Person and the Issuer, the Reporting Person is required to contribute additional capital to the Issuer upon receipt of notifications from the Issuer. Subject to certain conditions, the Reporting Person may also redeem equity interests in the Issuer. To the extent that the Reporting Person continues to hold all outstanding equity securities of the Issuer at all times, it does not intend to make subsequent filings pursuant to Sections 13(d) or 13(g) of the Securities Exchange Act of 1934.

## Item 1. Issuer
Name of issuer: EP Private Capital Fund I
Address of issuer's principal executive offices: 600 Steamboat Road, Suite 202, Greenwich, CT 06830

## Item 2. Person Filing
Name of person filing: Northrop Grumman Pension Master Trust
Address of principal business office or, if none, residence: 1960 East Grand Avenue, Suite 900, El Segundo, CA 90245
Citizenship: Massachusetts

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 500,000
Percent of class: 100%
Sole power to vote or to direct the vote: 500,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 500,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Northrop Grumman Pension Master Trust: /s/ Johnett Ryans, Johnett Ryans, Director, Investment Operations and Compliance (07/25/2025)